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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Western International Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

70 S. Lake Ave., Suite 700
(No. and Street)

Pasadena	CA	91101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Trisha Tymkiw	315.609.7903	Trisha.Tymkiw@atriawealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman, LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trisha Tymkiw _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Western International Securities, Inc. _____, as of 12/31 _____, 2 024 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SARA A KERRY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KE6232868
Qualified In Onondaga County
My Commission Expires December 13, 20_2_6

Signature: _Trish Yfnkin_

Title: _____
Managing Director

Sara A. Kerry
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

WESTERN INTERNATIONAL SECURITIES, INC.

FINANCIAL STATEMENT
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM THEREON

DECEMBER 31, 2024

WESTERN INTERNATIONAL SECURITIES, INC.
DECEMBER 31, 2024

TABLE OF CONTENTS





Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Western International Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Western International Securities, Inc. as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Western International Securities, Inc. as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As described in Note 12 to the financial statement, Western International Securities, Inc.'s previously issued financial statement has been restated to correct the recording of net capital to be in line with reports filed in accordance with regulatory requirements.

Basis for Opinion

This financial statement is the responsibility of Western International Securities, Inc.'s management. Our responsibility is to express an opinion on Western International Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Western International Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Western International Securities, Inc.'s auditor since 2020.
New York, New York
June 20, 2025

WESTERN INTERNATIONAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	12,215,865
Receivables from clearing firms		1,640,142
Deposit with clearing broker		832,521
Other receivables, net		3,785,991
Other assets		724,624
Right-of-use assets		561,619
Property and equipment, net		391,995
Deferred tax assets, net		1,268,386
TOTAL ASSETS	$	21,421,143

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	4,609,216
Lease liability		729,861
Commissions payable		1,300,579
Total liabilities		6,639,656
Stockholder's equity:		
Common stock, $0.01 par value; 250,000 shares authorized, 3,000 shares issued and outstanding		30
Additional paid-in capital		8,942,567
Retained earnings		5,838,890
Total stockholder's equity		14,781,487
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	21,421,143

The accompanying notes are an integral part of this financial statement.

NOTE 1. <u>**ORGANIZATION AND NATURE OF BUSINESS**</u>

Western International Securities, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of a financial services company (the "Parent"). The Company's principal office is located in Pasadena, California. The Company has registered representatives located throughout the United States. Major sources of revenues are investment advisory fees and commissions from sales of mutual funds and insurance products. Other sources of revenues are commissions from sales of corporate stocks, municipal bonds, and other securities.

NOTE 2. <u>**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**</u>

<u>Cash and cash equivalents</u>
Cash equivalents consist of highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

<u>Basis of presentation and use of estimates</u>
The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

<u>Securities transactions</u>
Proprietary securities transactions are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

<u>Commissions and other receivables</u>
Commissions and other receivables are stated at the amounts the Company expects to collect, net of credit losses, if any. The determination of the amount of credit losses is based on the estimated creditworthiness of the counterparty. Other factors are considered by management based on relevant information about past events, current conditions and reasonable supportable forecasts as deemed necessary. The Company continually monitors these estimates over the life of the receivable.

The allowance for credit losses reflects the amount of loss that can be reasonably estimated by management. The allowance for credit losses was approximately $586,000 as of December 31, 2024. The total of commissions and other receivables was approximately $5,426,000 as of December 31, 2024.

<u>Property and equipment</u>
Property and equipment are stated at cost and are depreciated based on their estimated useful lives using accelerated methods. Useful lives range from 3 to 7 years.

<u>Right of use assets and lease liabilities</u>
The Company recognizes its leases in accordance with Accounting Standards Codification ("ASC") Topic 842, *Leases* ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Right of use assets and lease liabilities (Continued)
The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use ("ROU") assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The present value of the lease payments was determined using a 3.25% incremental borrowing rate. ROU assets also exclude lease incentives.

The Company has elected, for all underlying classes of assets, not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

Income taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary, to reduce deferred tax assets to the amounts that are more likely than to be realized. This deferred tax asset will amortize over a 15-year period, ending in 2033.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs.

Fair value measurements
Pursuant to Financial Accounting Standards Board ("FASB") ASC 820 ("ASC 820"), *Fair Value Measurement*, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

NOTE 2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Using the provisions within ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Current Expected Credit Losses
Accounting Standards Update ("ASU") No. 2016-13, *Financial Instruments - Credit Losses (Topic 326)* introduced a credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current US GAAP, which generally require that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents, receivables from clearing firms, deposit with broker dealer, and other receivables), the Company has established an allowance for expected credit losses based on the nature and contractual life or expected life of the financial assets.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Recently Adopted Accounting Pronouncements
Effective January 1, 2024, the Company adopted the provisions of ASU 2023-07, *Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses, among other requirements. As further detailed in note 14, the Company has evaluated the guidance and has determined that it operates as a single operating segment.

Recent Accounting Pronouncements Not Yet Adopted
During the year, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*, to enhance the transparency and decision usefulness of income tax disclosures. The ASU expands annual income tax disclosures to address investor requests for more information about how the tax risks, tax planning and operational opportunities in an entity's worldwide operations affect the effective tax rate and future cash flows. The ASU is effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact to the financial statements.

Subsequent events
The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statement. The Company evaluated subsequent events through June 20, 2025, which is the date the financial statement was available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in the financial statement.

NOTE 3.   **DEFERRED REVENUE**

Deferred business development credits are included in deferred revenue and represent a business development credit from one of the Company's clearing brokers. The credit is being recognized pro rata and recorded as other income over the term of the clearing agreement which expires in 2025. At December 31, 2024, the deferred credit was approximately $284,000.

NOTE 4.   **REVENUE FROM CONTRACTS WITH CUSTOMERS**

Significant Judgments
Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 4.   REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Commissions
Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Asset Management
Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly in advance and are recognized as revenue over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

The Company earns fund marketing and due diligence fees for promoting and selling managed accounts or other pooled investment vehicles products.

The Company earns sweep revenue on cash balances held in certain accounts, which are generated through fees charged for sweeping cash into higher-yielding investments on an overnight basis.

All Other Revenue is recognized and considered earned when received, at a specific point in time.

NOTE 5.   **CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions that periodically exceed federally insured limits. At December 31, 2024, the amount in cash accounts exceeding federally insured limits was approximately $3,598,000.

NOTE 6.   **DEPOSIT WITH CLEARING BROKER**

The Company clears certain of its proprietary and customer transactions through several broker-dealers on a fully-disclosed basis. The clearing agreements requires the Company to maintain a deposit with the clearing broker. Such amount bears interest at current market rates. At December 31, 2024, the Company had approximately $833,000 in clearing deposits.

NOTE 7.   **FAIR VALUE MEASUREMENTS**

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a)   *Market approach*. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b)   *Cost approach*. Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c)   *Income approach*. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

Assets:	Level 1	Level 2	Level 3	Total	Valuation technique
Money market funds, included in cash and cash equivalents	$ 8,429,780	$ -	$ -	$ 8,429,780	(a)
Securities owned, included in other assets	2,227	-	-	2,227	(a)
Total	$ 8,432,007	$ -	$ -	$ 8,432,007	

There were no transfers between levels during the year.

NOTE 8. **INCOME TAXES**

The Company reports its income taxes as part of a consolidated tax return filed by its Parent. The provision has been prepared to reflect the Company's portion of consolidated activity. Federal, state and local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement utilizing currently enacted tax laws and rates.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2024, are as follows:

Noncurrent deferred tax assets:	
Intangibles	$ 123,038
Deferred revenue	77,987
Other accruals	685,638
Allowance for doubtful accounts	160,704
Lease liability	200,303
Unrealized gain/loss	44,993
Property and equipment	129,854
Total deferred tax assets	1,422,517
Noncurrent deferred tax liabilities:	
Right-of-use asset	(154,131)
Total deferred tax liabilities	(154,131)
Total deferred tax assets, net	$ 1,268,386

The Company recognizes valuation allowances on deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. The Company has concluded that it is currently more likely than not that the net deferred tax assets will be realized and therefore has not established a full valuation allowance at December 31, 2024.

NOTE 9. **PROPERTY AND EQUIPMENT**

Property and equipment consisted of the following at December 31, 2024:

Furniture and fixtures	$ 438,762
Leasehold improvements	2,288,989
Equipment	408,039
	3,135,790
Less: accumulated depreciation	(2,743,795)
Property and equipment, net	$ 391,995

NOTE 9.   **PROPERTY AND EQUIPMENT (CONTINUED)**

Depreciation expense is recorded on a straight line basis and was approximately $270,000 for the year ended December 31, 2024.

NOTE 10.   **COMMITMENTS AND CONTINGENCIES**

In the normal course of business, the Company may be a party to litigation or other regulatory matters. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

The Company has been named, as a defendant, in various legal actions, including complaints, arbitrations and other litigation. For contingencies where there is a probability that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability has been accrued in the Company's statement of financial condition.

Future undiscounted lease payments, exclusive of renewal provisions, for operating leases with initial terms of one year or more and a reconciliation of undiscounted lease cash flows and the lease liability recognized in the statement of financial condition as of December 31, 2024, are shown below:

Year Ending December 31,	Total
2025	$ 738,643
Undiscounted cash flows	738,643
Discounting effect on cash flows	8,782
Lease liability (discounted)	$ 729,861
Weighted average lease term (in years)	0.65

NOTE 11.   **RELATED-PARTY TRANSACTIONS**

Pursuant to an administrative service arrangement ("Affiliate Arrangement") with affiliated organizations, the Company is reimbursed and pays for services provided by certain employees and for overhead expenses. At December 31, 2024, there is a receivable of approximately $63,000 from the affiliates included in other receivables and a payable of approximately $384,000 to the affiliates included in accounts payable and accrued expenses in the accompanying statement of financial condition.

Pursuant to an administrative service arrangement ("Parent Arrangement") with the Parent, the Company is reimbursed and pays for services provided by certain employees and for overhead expenses. At December 31, 2024, there is a payable of approximately $60,000 to the Parent that is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

NOTE 12.   **NET CAPITAL REQUIREMENT**

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the Company to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2024, the Company had net capital of $9,293,497, which was $8,896,382 in excess of its required net capital of $397,115. The Company's percentage of aggregate indebtedness to net capital was 64% at December 31, 2024.

Subsequent to the release of the Company's 2024 financial statements on March 31, 2025, the Company discovered an error in its reporting of net capital. During 2024, the Company made changes to amounts recorded in its statement of financial condition and did not update its net capital computation to reflect those changes made, resulting in an understatement of net capital, as originally reported in the financial statements of $7,761,194.

The net capital balance disclosed has been revised to reflect these changes. There was no impact on net income or stockholder's equity resulting from the revisions.

NOTE 13.   **PROFIT SHARING PLAN**

The Company has a qualified profit-sharing retirement plan ("Plan") with a 401(k) deferred compensation provision covering all eligible employees as described in the Plan. The Company may make matching and/or discretionary contributions to the Plan, which are determined annually by management.

NOTE 14.   **SEGMENT REPORTING**

The Company is engaged in a single line of business as a licensed broker-dealer transacting securities and providing other products and services to and on behalf of customers which generate commission income, distribution fees, fees from advisory business, fees from marketing assistance, backoffice support fees and cash sweep fees services to clients. The Company has identified its FINOP as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 12), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The segment revenue, significant expenses, and net income are included in the Company's Statement of Income. Significant expenses include commissions, employee compensation and benefits, occupancy and equipment and communications and data processing. Other expenses include intercompany eliminations, loan forgiveness, conference expenses, and other miscellaneous general and administrative expenses. All revenues are derived from external customers. The segment assets are $21,421,143.